4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE RAISES US$20.3 MILLION IN PRIVATE PLACEMENT

WINNIPEG, Manitoba - (December 20, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced that it has entered into Securities Purchase Agreements (the “Agreements”) with U.S. institutional investors raising total gross proceeds of approximately US$20.3 million. Under terms of the Agreements, Medicure intends to issue approximately 15.6 million common shares at a price of US$1.30, together with warrants, to purchase approximately 3.1 million additional common shares. The warrants have a five year term and an exercise price of US$1.70. The private placement is expected to close in the next several days and is subject to the approval of the Toronto Stock Exchange and the American Stock Exchange and other customary closing conditions.

Proceeds of the private placement will be used to help fund the ongoing development of Medicure’s lead clinical product, MC-1 as well as for general corporate purposes.

Deutsche Bank Securities Inc. acted as the lead placement agent and A.G. Edwards & Sons, Inc. and Montgomery & Co., LLC served as co-placement agents for the transaction.

The securities offered were not registered under the Securities Act but were sold to institutional accredited investors on a private-placement basis pursuant to the exemption from registration contained in Regulation D under the Securities Act. Medicure Inc. has agreed to qualify the resale of the common shares issued under the private placement by filing a prospectus in certain provinces of Canada and to register such securities under the Securities Act of 1933, as amended (the “Securities Act”).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor & Public
Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com